Our Ref: BOC/BS(2008)060(CY)

10 November 2008

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Binbin at (8610) 6659 2636 or our Ms. Huang Xuefei at (8610) 6659 2637.

Yours faithfully,
For and on behalf of
Bank of China Limited

Yeung Cheung Ying
Company Secretary

Encl.

Annex A

List of Documents Furnished

1. Announcement dated 17 October 2008 in relation to date of board meeting of the Bank as published on the website of The Stock Exchange of Hong Kong Limited.
2. Announcement dated 29 October 2008 in relation to 2008 third quarter results of the Bank as published on the website of The Stock Exchange of Hong Kong Limited.
3. Report dated 29 October 2008 in relation to 2008 third quarter results of the Bank as published on the website of The Stock Exchange of Hong Kong Limited.
4. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 October 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement dated 29 October 2008 in relation to the 2008 third quarter results of the Bank prepared in accordance with China Accounting Standards as published on the website of Shanghai Stock Exchange.

2. Report dated 29 October 2008 in relation to the 2008 third quarter results of the Bank prepared in accordance with China Accounting Standards as published on the website of Shanghai Stock Exchange.

3. Overseas Regulatory Announcement dated 30 October 2008 in relation to the 2008 third quarter results of the Bank prepared in accordance with Chinese Accounting Rules as published on the website of The Stock Exchange of Hong Kong Limited.



中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

Report for the Third Quarter ended 30 September 2008

The Board of Directors (the "Board") of Bank of China Limited (the "Bank") is pleased to announce the unaudited results of the Bank and its subsidiaries (the "Group") for the third quarter ended 30 September 2008. This announcement is made by the Bank pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. BASIC INFORMATION

1.1 Company information

Stock name	中國銀行
Stock code	601988 (A share)
Listing venue	Shanghai Stock Exchange
Stock name	Bank of China
Stock code	3988 (H share)
Listing venue	The Stock Exchange of Hong Kong Limited
Secretary to the Board of Directors	Zhang Bingxun (張秉訓)
Contact address	1 Fuxingmen Nei Dajie, Beijing, China, 100818
Telephone	(86)10-66592638
Facsimile	(86)10-66594568
E-mail	bocir@bank-of-china.com

Unit: RMB million (unless otherwise stated)

Items	**Nine-month period ended 30 September 2008**	Nine-month period ended 30 September 2007	**Change (%)**
Profit for the period	**62,533**	49,713	25.79
Profit attributable to equity holders of the Bank	**59,943**	45,474	31.82
Earnings per share for profit attributable to equity holders of the Bank *(basic, RMB)*	**0.24**	0.18	31.81
Earnings per share for profit attributable to equity holders of the Bank *(diluted, RMB)*	**0.24**	0.18	31.81
Return on average equity *(annualised, %)*	**18.37**	15.18	Increase 3.19 percentage points

Items	**As at 30 September 2008**	As at 31 December 2007	**Change**
Core capital adequacy ratio *(%)*	**11.04**	10.67	Increase 0.37 percentage point
Capital adequacy ratio *(%)*	**13.89**	13.34	Increase 0.55 percentage point

1.3 Number of shareholders and shareholdings of the top ten shareholders

1.3.1 As at 30 September 2008, the Bank had a total of 1,697,464 shareholders, comprising 1,429,083 A-Share holders and 268,381 H-Share holders.

1.3.2 Top ten shareholders as at 30 September 2008

Unit: share

No.	Name of shareholder	Number of shares held	Number of shares subject to selling restriction	Proportion in total share capital	Type of shareholder	Type of share
1	Central SAFE Investments Limited	171,327,404,740	171,325,404,740	67.49%	State	A
2	HKSCC Nominees Limited	31,176,162,233	–	12.28%	Foreign legal person	H
3	RBS China Investments S.à.r.l. (The Royal Bank of Scotland Group plc holds H Shares of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	20,942,736,236	20,942,736,236	8.25%	Foreign legal person	H
4	Fullerton Financial Holdings Pte. Ltd. (Temasek Holdings (Private) Limited holds H Shares of the Bank through its wholly-owned subsidiary, Fullerton Financial Holdings Pte. Ltd.)	10,471,368,118	10,471,368,118	4.13%	Foreign legal person	H
5	National Council for Social Security Fund, PRC	8,377,341,329	8,377,341,329	3.30%	State	H
6	UBS AG	3,377,860,684	3,377,860,684	1.33%	Foreign legal person	H
7	Asian Development Bank	506,679,102	506,679,102	0.20%	Foreign legal person	H
8	The Bank of Tokyo-Mitsubishi UFJ Ltd.	473,052,000	–	0.19%	Foreign legal person	H
9	SSE 50 Trading Open-end Index Securities Investment Fund	113,295,432	–	0.04%	Domestic non state-owned legal person	A
10	China Life Insurance Company Limited – traditional – ordinary insurance products – 005L – CT001Shanghai	105,366,900	–	0.04%	State-owned legal person	A

Notes:

1. The number of shares held by H-Share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank.

2. The shares held by the aforesaid A-Share holders have not been pledged or frozen. The Bank is not aware of whether the shares held by the aforesaid H-Share holders have been pledged or frozen, nor is the Bank aware of the existence of connected relations or concerted actions among the aforesaid shareholders.

II. SUMMARY OF ANALYSIS ON OVERALL OPERATING ACTIVITIES

In 2008, the Group achieved steady growth, continued to improve operating performance, and enhanced its core competitiveness. In the first three quarters of 2008, the Group recorded a profit attributable to the equity holders of the Bank of RMB59.943 billion, an increase of 31.82% compared with the same period of the previous year. Earnings per share were RMB0.24, an increase of RMB0.06 compared with the same period of 2007. Return on average total assets (annualised) was 1.33% and return on average equity (annualised) was 18.37%, an increase of 0.16 and 3.19 percentage points, respectively, compared with the same period of 2007.

(I) The principal components of the Group's income statement for the nine-month period ended 30 September 2008 were as follows:

1 Net interest income of RMB122.250 billion, an increase of RMB11.677 billion or 10.56% against the same period of 2007. Net interest margin of the Group was 2.68%, a decrease of 4 basis points compared with the same period of 2007. In 2008, the net interest income increased, driven by a steady growth in the average balance of interest-earning assets, enhancement of the structure of assets and liabilities, and an increase in pricing spread on loan business.

2 Non-interest income of RMB55.258 billion, an increase of RMB24.930 billion or 82.20% compared with the same period of 2007, representing 31.13% of the operating income, an increase of 9.61 percentage points compared with the same period of 2007. The Group continued to be the market leader in terms of the non-interest income to operating income ratio.

(1) The Group earned net fee and commission income of RMB31.841 billion, an increase of RMB7.058 billion or 28.48% against the same period of 2007, representing 17.94% of the operating income, an increase of 0.35 percentage point compared with the same period of 2007. In response to the accelerated appreciation of RMB and rapid growth in imports, the Group enhanced the interaction between its domestic and overseas operations and increased its focus on product innovation and market development, resulting in robust growth in its net fee and commission income, including fee income from international settlements, foreign exchange transactions and financial consultancy business.

(2) Net trading gains amounted to RMB6.262 billion, an increase of RMB13.577 billion compared with the same period of 2007. The increase was mainly attributable to: (a) favourable revaluation on a reduced net foreign currency position, and (b) a significant reduction in the cost of foreign exchange derivative transactions used by the Group as part of asset and liability management and funding arrangement, due to the decrease in US Dollar interest rates, compared with the same period in 2007.

(3) Other operating income amounted to RMB16.185 billion, an increase of RMB4.607 billion or 39.79% compared with the same period of 2007. In 2008, the Group fully leveraged the business opportunities offered by the Beijing Olympic Games to promote Olympic-licensed products and precious metal products, generating sales income of RMB3.618 billion from Olympic-licensed products in the nine-month period ended 30 September 2008, an increase of RMB3.445 billion against the same period in 2007.

3. Investment securities[2] of RMB1,563.129 billion, a decrease of RMB149.798 billion compared with the end of 2007. Given the turbulent international financial markets of 2008, the Group restructured its financial market business, strengthened risk monitoring and rebalanced its foreign currency securities positions to further reduce risk in its asset portfolio.

   As at 30 September 2008, the carrying value of US subprime mortgage related debt securities held amounted to USD3.274 billion (or RMB22.322 billion), representing 1.43% of the investment securities of the Group, of which 51.14% was AAA Rated, 29.94% AA rated and 7.27% A rated. The impairment allowance for these securities held as at 30 September 2008 was USD1.996 billion (or RMB13.611 billion). In addition, the Group recorded a fair value change of USD0.027 billion (or RMB0.181 billion) as at 30 September 2008 directly in the Reserve for Fair Value Changes of Available-for-Sale Securities under the equity, reflecting the decrease in the fair value of the US subprime mortgage related debt securities positions.

   As at 30 September 2008, the carrying value of US Alt-A mortgage-backed securities was USD1.379 billion (or RMB9.403 billion), representing 0.60% of the investment securities of the Group, of which 69.29% was AAA rated. The impairment allowance for US Alt-A mortgage-backed securities held as at 30 September 2008 was USD0.562 billion (or RMB3.829 billion).

   As at 30 September 2008, the carrying value of non-agency US mortgage-backed securities was USD4.337 billion (or RMB29.570 billion), representing 1.89% of the investment securities of the Group, of which 87.47% was AAA rated. The impairment allowance for non-agency US mortgage-backed securities held as at 30 September 2008 was USD1.008 billion (or RMB6.875 billion).

   As at 30 September 2008, the carrying value of debt securities issued by US Freddie Mac and Fannie Mae and held by the Group was USD6.204 billion (or RMB42.301 billion), of which 99.47% was AAA rated. The carrying value of mortgage-backed securities held by the Group and guaranteed by these two agencies as at 30 September 2008 was USD3.747 billion (or RMB25.547 billion). The principal and interest payment on these securities is currently on schedule.

   The Group will continue to follow developments in the international financial markets and assess impairment on related assets in a prudent manner in accordance with International Financial Reporting Standards.

   As at 30 September 2008, the carrying value of debt securities issued by Lehman Brothers Holdings Inc. and its subsidiaries ("Lehman") held by the Group amounted to USD11 million, in relation to which the Group booked an impairment allowance of USD65 million; the carrying value of the loans extended by the Group to Lehman, after an impairment allowance of USD45 million, amounted to USD 8 million. The Group will closely monitor developments and pursue the legal rights of the Group to the greatest extent in accordance with the relevant laws and regulations.

[2] Investment securities include securities available-for-sale, securities held-to-maturity, securities classified as loans and receivables, and financial assets at fair value through profit or loss.

Unit: RMB million

Items	Nine-month period ended 30 September 2008	Nine-month period ended 30 September 2007	Change (%)	Main reasons
Net trading gains/(losses)	**6,262**	(7,315)	N/M	Due to the increase in net gains from foreign exchange and foreign exchange products.
Other operating income	**16,185**	11,578	39.79	Due to the increase in sales of Olympic-licensed products.
Impairment losses on assets	**(26,313)**	(10,870)	142.07	Due to the increase in impairment losses on loans and foreign currency investment securities.
Share of results of associates and joint ventures	**416**	866	(51.96)	Due to the decrease in profits of associates.
Profit attributable to minority interest	**2,590**	4,239	(38.90)	Due to the decrease in net profits of subsidiaries.

3.2 Development of significant events, related impact and resolution

❑ Applicable √ Not Applicable

3.3 Fulfillment of undertakings by the company, shareholders and controlling parties

√ Applicable ❑ Not Applicable

Based on the best knowledge of the Bank, undertakings by the Bank, its shareholders and controlling parties were fulfilled during the reporting period.

3.4 Warnings and explanations of any forecasted losses or significant changes to accumulated net profit from the beginning of the year to the end of the next reporting period

❑ Applicable √ Not Applicable

3.5 Investment securities

√ Applicable ❑ Not Applicable

Securities of other listed companies held by the Bank and its subsidiaries in their normal course of business:

IV. QUARTERLY REPORT

This announcement is simultaneously available on the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and that of the Bank at www.boc.cn. The third quarter report prepared in accordance with CAS is also available on the website of the Shanghai Stock Exchange at www.sse.com.cn and that of the Bank at www.boc.cn.

By Order of the Board
YEUNG Cheung Ying
Company Secretary

Hong Kong, 29 October 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*

\# *Independent Non-executive Directors*

Consolidated Balance Sheet

Unit: RMB million

	As at 30 September 2008 (unaudited)	As at 31 December 2007 (audited)
ASSETS		
Cash and due from banks	**42,809**	71,221
Balances with central banks	**1,047,932**	751,344
Placements with banks and other financial institutions	**394,638**	386,648
Government certificates of indebtedness for bank notes issued	**32,147**	32,478
Precious metals	**47,420**	44,412
Financial assets at fair value through profit or loss	**80,596**	124,665
Derivative financial assets	**77,708**	45,839
Loans and advances to customers, net	**3,186,875**	2,754,493
Investment securities		
– available-for-sale	**659,469**	682,995
– held-to-maturity	**397,217**	446,647
– loans and receivables	**425,847**	458,620
Investment in associates and joint ventures	**7,068**	6,779
Property and equipment	**84,527**	83,805
Investment property	**10,363**	9,986
Deferred income tax assets	**16,352**	17,647
Other assets	**81,557**	73,638
Total assets	**6,592,525**	5,991,217

Consolidated Cash Flow Statement

Unit: RMB million

	Nine-month period ended 30 September 2008 (unaudited)	Nine-month period ended 30 September 2007 (unaudited)
Cash flows from operating activities		
Profit before income tax	**81,138**	75,842
Adjustments:		
Impairment losses on assets	**26,313**	10,870
Depreciation of property and equipment	**4,546**	4,072
Amortization of intangible assets and other assets	**903**	925
Net gains on disposal of property and equipment and other long-term assets	**(699)**	(106)
Net gains on disposal of investments in subsidiaries, associates and joint ventures	**(2)**	(37)
Share of results of associates and joint ventures	**(416)**	(866)
Interest income arising from investment securities	**(42,781)**	(51,929)
Dividends arising from investment securities	**(219)**	(169)
Net gains on de-recognition of investment securities	**(970)**	(1,282)
Interest expense arising from bonds issued	**2,372**	2,185
Net changes in operating assets and liabilities:		
Net increase in balances with central banks	**(178,634)**	(129,813)
Net decrease/(increase) in due from banks and placements with banks and other financial institutions	**4,074**	(89,602)
Net (increase)/decrease in precious metals	**(3,008)**	2,873
Net decrease/(increase) in financial assets at fair value through profits/loss	**43,884**	(33,403)
Net increase in loans and advances to customers	**(441,814)**	(411,186)
Net decrease/(increase) in other assets	**46,707**	(3,989)
Net increase in due to banks and other financial institutions	**102,426**	180,314
Net (decrease)/increase in due to central banks	**(34,001)**	11,655
Net (decrease)/increase in certificates of deposit and placements from banks and other financial institutions	**(57,928)**	165,654
Net increase in due to customers	**539,227**	258,114
Net decrease in other borrowings	**(7,408)**	(9,172)
Net increase in other liabilities	**19,458**	35,415
Net cash from operating activities	**103,168**	16,365
Income tax paid	**(18,350)**	(18,076)
Net cash inflows/(outflows) from operating activities	**84,818**	(1,711)



中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(the "Bank")
(Stock Code: 3988)

ANNOUNCEMENT

Date of Board Meeting

The board of directors of the Bank (the "Board") hereby announces that a meeting of the Board will be held on Wednesday, 29 October 2008 for the purpose of considering and approving, among other things, the unaudited results of the Bank and its subsidiaries for the third quarter ended 30 September 2008.

By Order of the Board
Yeung Cheung Ying
Company Secretary

Hong Kong, 17 October 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/11/2008	14:24:25	Submitted By 呈交者	03988P08
Date/Time Approved 批准日期/時間	05/11/2008	14:24:27	Approved By 審批者	03988P07
Submission No. 呈交編號	EBIS-081104-00202		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited
Type of Agent 代理人類別		
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層): Monthly Return I
Contact Person 聯絡人	Zhao Lei	
Contact No. 聯絡電話	8610 6659 4554	

For the month ended 截至月份： 31/10/2008

Name of Issuer 公司名稱	LM03988	Bank of China Limited
Representative Code/Name 代表代號／姓名		

Contact Person
聯絡人 Zhao Lei

Contact Telephone No.
聯絡電話 8610 6659 4554

Date submitted
呈交日期 05/11/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988
(1) 股份代號 :

Description : H shares
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : 說明 : A shares

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description : 說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month				

本月底結存		HKD		

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :		Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,167,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						(•) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

	Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	( )	HKD				(•) Ordinary (1) 普通股 (1) ( ) Ordinary (2)

Stock Code 股份代號

Subscription Price 認購價 HKD

普通股
○ Preference 優先股
○ Other Class 其他類別

2. HKD

(◉) Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

( )

Stock Code 股份代號

Subscription Price 認購價 HKD

3. HKD

(◉) Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

( )

Stock Code 股份代號

Subscription Price 認購價 HKD

4. HKD

(◉) Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

( )

Stock Code 股份代號

Subscription Price 認購價 HKD

Convertibles
可換股票據

	Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.		HKD				
	Stock Code 股份代號					(●) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
	Conversion Price 換股價 HKD					
2.		HKD				
	Stock Code 股份代號					(●) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
	Conversion Price 換股價 HKD					
3.		HKD				
	Stock Code 股份代號					(●) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
	Conversion Price 換股價 HKD					

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

由此而產生的新股數目

1. Please Select One　At Price : HKD 價格 :　Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）

(●) Ordinary (1) 普通股 (1)
( ) Ordinary (2) 普通股 (2)
( ) Preference 優先股
( ) Other Class 其他類別

2. Please Select One　At Price : HKD 價格 :　Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）

(●) Ordinary (1) 普通股 (1)
( ) Ordinary (2) 普通股 (2)
( ) Preference 優先股
( ) Other Class 其他類別

3. Please Select One　At Price : HKD 價格 :　Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）

(●) Ordinary (1) 普通股 (1)
( ) Ordinary (2) 普通股 (2)
( ) Preference 優先股
( ) Other Class 其他類別

4. Please Select One　At Price : HKD 價格 :　Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）

(●) Ordinary (1) 普通股 (1)
( ) Ordinary (2) 普通股 (2)

（日／月／年）

◌ Ordinary (2)
普通股 (2)
◌ Preference
優先股
◌ Other Class
其他類別

(Please specify)
（請註明）

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Yeung Cheung Ying
* Title 職銜	Company Secretary



Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END